Exhibit 99.2


                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Report of Foreign Private Issuer of Fundtech Ltd. (the "Company") on Form 6-K for the period ending June 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Reuven Ben-Menachem, Chief Executive Officer of the Company, certify to the extent required for the period required, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, in accordance with the Company's filing status at the time of filing, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



/s/ Reuven Ben-Menachem
----------------------------
Reuven Ben-Menachem
Chief Executive Officer
August 5, 2002